			Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$76,639	$64,620	$58,928	$60,424	$59,931
Interest applicable to rentals	3,250	3,793	3,426	3,039	3,914

Total fixed charges, as defined	$79,889	$68,413	$62,354	$63,463	$63,845

Earnings as defined:
Net Income	$103,352	$106,003	$105,948	$111,644	$140,258
Add:
Provision for income taxes:
Total	76,177	75,845	78,013	69,343	54,529
Fixed charges as above	79,889	68,413	62,354	63,463	63,845

Total earnings, as defined	$259,418	$250,261	$246,315	$244,450	$258,632

Ratio of earnings to fixed charges, as defined	3.25	3.66	3.95	3.85	4.05